UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. One)

First American Railways, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

317931103
(CUSIP Number)
(Current Address: 2626 Cole Avenue, Suite 700, Dallas, Texas 75204)

John P. Watters, EFO Fund, Ltd., 1111 West Mockingbird, Suite 1400, Dallas,
 Texas 75247
(Name, Address and Telephone of Person Authorized to Receive Notices
 and Communications)
(Former Address)

December 31, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of
this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
 (4), check the following box    .

Check the following box if a fee is being paid with the statement:   .
 (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a)
for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











SCHEDULE 13D

CUSIP No. 317931103					Page 2	of 5	Pages

1. NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	EFO Fund, Ltd.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3. SEC USE ONLY

4. SOURCE OF FUNDS

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 2(d)
or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION

7. SOLE VOTING POWER

462,857

8. SHARED VOTING POWER

9. SOLE DISPOSITIVE POWER

462,857

10. SHARED DISPOSITIVE POWER

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

462,857

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.86%

14. TYPE OF REPORTING PERSON

PN

SEE INSTRUCTIONS BEFORE FILING OUT
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.








Item 1  Security and Issuer

Item 1 is hereby amended in its entirety to read as follows:

This Schedule 13D (Amendment One) relates to the following securities of
 First American Railways, Inc. (the
Issuer) which were sold by the Reporting Person on December 31, 1997.

? 270,000 shares of the Common Stock (the Common Stock).

The Reporting Person continues to own the following Securities of the Issuer:

a) 270,000 warrants to purchase Common Stock exercisable at $3.50 per share through May 9, 1998; and

b) $675,000 Convertible Secured Notes, 10% Coupon, Maturity Date: April 26, 2001, Convertible into
Common Stock @ $3.50 per share (192,857 Common Stock equivalent).

Assuming exercise of the warrants and total conversion of the Notes, the aggregate of the securities owned by the Reporting Person would be 462,857 shares of the Common Stock.

The principal executive office of the Issuer is located at 3700 North 29
 Avenue, Suite 202, Hollywood, Florida
33020.

Item 2  Identity and Background

	Not amended.

Item 3  Source and Amount of Funds or Other Consideration

	Not applicable.

Item 4  Purpose of Transaction

	Item 4 is hereby amended in its entirety to read as follows:

The purpose of the original acquisition and the present disposition were for investment purposes.

Depending on market conditions and other factors the Reporting Person may deem material to an investment
decision, the Reporting Person may purchase shares of Common Stock from time to time and may dispose of all or a portion of the shares of Common Stock he now beneficially owns or may hereafter acquire. Except as set forth in this Item 4 or in Item 5, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) (j) of Item 4 of Schedule 13D.














Page 3 of 5
Item 5  Interest In Securities of the Issuer

a) Item 5 (a) is hereby amended to read as follows:

Subsequent to the disposition described in subsection c of this Item 5, the
 Reporting Person now
beneficially owns 462,857 shares, constituting approximately 4.86%, of the
 Common Stock issued and
outstanding.

b) Not amended.

c) Item 5 c is hereby amended to read as follows:

On December 31, 1997, the Reporting Person sold 270,000 shares of Common
 Stock in the open market at
the following per share prices:

i) 15,000 shares at 3/8; and

ii) 255,000 shares at 1/4.

d) Not amended.

e) Item 5 (3) is hereby amended to read as follows:

On December 31, 1997, the Reporting Person ceased to be the beneficial owner of more than five percent
(5%) of the class of securities.


Item 6 Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Not amended.

Item 7  Material to be Filed as Exhibits

	Not amended.





















Page 4 of 5
After reasonable inquiry and to the best of the undersigneds knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

	DATED:	January 9, 1998.

			EFO FUND, LTD., a Texas
			Limited partnership

			By:	EFO Investment Partners,
				Ltd., a Texas limited
				Partnership, its General
				Partner

				By:	EFO Holdings, Inc.,
					A Texas corporation,
					Its General Partner

					By: John P. Watters, President